Exhibit 99.1

A2Z Cust2Mate Solutions Corp. Receives Nasdaq Deficiency Notification Regarding Annual Meeting

TORONTO, Jan. 16, 2026 /CNW/ - A2Z Cust2Mate Solutions Corp. (the “Company”) (NASDAQ: AZ), a global leader in smart retail technology, today announces that on January 13, 2026 the Company received a notification letter from the Nasdaq Listing Qualifications Staff of The Nasdaq Stock Market (“Nasdaq”) stating that, since the Company has not yet held an annual meeting of shareholders within twelve months of the Company’s fiscal year end, the Company is no longer in compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G).

The Company expects to consult with Nasdaq regarding whether holding the annual meeting, currently anticipated for March 31, 2026, will restore compliance with the Nasdaq Listing Rule 5620(a) and 5810(c)(2)(G) or whether Nasdaq will require any additional action. There can be no assurance that Nasdaq will accept the Company’s compliance plan or that the Company will regain compliance within any exception period that may be granted. The Company has 45 calendar days to submit a plan to regain compliance. If Nasdaq does accept the Company’s proposed plan and meeting date, then Nasdaq may grant an exception of up to 180 calendar days from the fiscal year end, or until June 29, 2026, to regain compliance.

The Nasdaq letter has no immediate effect on the listing or trading of the Company’s securities on the Nasdaq stock market.

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) creates innovative solutions for complex challenges that bring innovation, ease, excitement and value to retailers and shoppers. The company’s flagship innovative smart cart solutions are transforming brick-and-mortar retail, bridging online and in-store shopping through interactive technology that guides and informs customers. Cust2Mate’s AI-driven smart carts personalize every in-store journey, turning routine trips into engaging, rewarding experiences. They enable seamless in-cart scanning and payment, allowing shoppers to bypass checkout lines while receiving real-time customized offers and product recommendations. This enhanced customer experience boosts satisfaction and loyalty while helping retailers streamline operations and optimize merchandising through data-driven insights. The carts are equipped with multiple layers of security for accurate recognition and transaction integrity. Its modular, all-in-one detachable panels transform legacy shopping cart fleets into intelligent platforms that deliver a range of benefits.

For more information on A2Z Cust2Mate Solutions Corp. and its subsidiary, Cust2Mate Ltd., please visit: www.cust2mate.com.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “will”, “expect” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, statements regarding the Company’s intent to submit a compliance plan to Nasdaq, the timing of an annual meeting of shareholders, and the Company’s expectations regarding regaining compliance with Nasdaq’s listing rules., and other matters detailed in reports filed by the Company with the Securities and Exchange Commission.